October 30, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.

Re: Fuego Fino, Inc.

Withdrawal of Registration Statement on Form 1-A-W

File No. 024-10305

To Whom It May Concern:

Please withdraw Form 1-A submitted on September 15, 2011 for Fuego Fino, Inc., SEC file number 024-10305.

No securities were sold under the preliminary offering statement.

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy

Fuego Fino, Inc.